Exhibit 99.1

>NICE Systems Limited	> T 972 9 775 3777	F 972 9 743 4282	> Insight from Interactions
8 Hapnina Street POB 690	E info@nice.com
Ra’anana 43107 Israel

NICE Systems Reports Fourth Quarter 2009 and Full Year
 Results; Fourth Quarter Bookings and Backlog Reach
All-Time High

Ra’anana, Israel, February 17, 2010 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced results for the fourth quarter and full year ending December 31, 2009.

Fourth Quarter 2009 non-GAAP Highlights Include:
•	Revenues increased 11% from third quarter to $163 million
•	Record operating margins at 18.9%
•	Earnings per fully diluted share of $0.45, up from $0.38 in third quarter
•	Record bookings; book-to-bill substantially greater than 1
•	Strong performance across all businesses

Fiscal Year 2009 non-GAAP Highlights Include:
•	Revenues at $589 million; earnings per fully diluted share of $1.54
•	Record annual operating margins at 17.6%
•	Backlog at all-time high
•	Cash generated from operations $120 million

Zeevi Bregman, President and Chief Executive Officer, NICE Systems commented: “We are pleased with our performance in the fourth quarter and year 2009. The fourth quarter of 2009 set new records on many levels – bookings, backlog, non-GAAP operating profit and margins all reached an all-time high. Our bookings in the fourth quarter were strong across almost all businesses and regions we operate in, with book-to-bill ratio substantially greater than one. NICE achieved these results by solidifying our market leadership position and further increasing our market share. We are also very pleased with the smooth integration of the four acquisitions announced in 2009 and the market traction they are generating. Furthermore, our key growth engines – analytics based business applications, solutions for financial crime prevention and advanced security solutions – all recorded accelerated growth in 2009.“

Mr. Bregman continued, “We are confident that these achievements, coupled with our superior technology, products, and excellent team, will drive NICE’s growth in 2010 and beyond.”

Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2009:

Revenues: Fourth quarter 2009 non-GAAP revenues reached $162.8 million, up 11.5% from $146.1 million in the third quarter 2009 and 0.3% down from $163.3 million in the fourth quarter of 2008. Non-GAAP revenues for the year 2009 were $588.6 million, 6.3% down from in 2008.

Gross Profit: Fourth quarter non-GAAP gross profit increased to $102.9 million, or 63.2% gross margin, up from $91.8 million, or 62.9% in the third quarter 2009 and compared to $106.8 million, or 65.4%, in the fourth quarter of 2008. Non-GAAP gross profit for the year 2009 was $371.1 million, or 63.1% gross margin, compared to $409.4 million, or 65.1% gross margin in 2008.

Operating Income: Fourth quarter non-GAAP operating income increased to $30.7 million, or a record 18.9% operating margin, up from $24.9 million, or 17.0% in the third quarter 2009 and from $30.1 million, or 18.4%, in the fourth quarter of 2008. Non-GAAP operating income for the year 2009 was $103.6 million, or a record of 17.6% operating margin on an annual basis, compared to $109.4 million, or 17.4% operating margin in 2008.

Net Income: Fourth quarter 2009 non-GAAP net income was $28.6 million, up from $24.0 million, in the third quarter 2009 and compared to $30.6 million in the fourth quarter of 2008. Full year 2009 non-GAAP net income was $96.0 million, or 16.3% of revenues, compared to $103.2 million, or 16.4% in 2008.

Earnings Per Fully Diluted Share: Non-GAAP earnings per fully diluted share in the fourth quarter were $0.45, up from $0.38 in the third quarter 2009 and compared to $0.50 in the fourth quarter of 2008. Non-GAAP earnings per fully diluted share for the full year 2009 were $1.54, compared to $1.67 in 2008.

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2009:

Revenues: Fourth quarter 2009 revenues increased to $158.8 million, up 9.8% from $144.7 million in the third quarter of 2009 and 2.6% down from $163.1 million in the fourth quarter of 2008. GAAP revenues for the year 2009 were $583.1 million, 6.6% down from $624.2 million in 2008.

Gross Profit: Fourth quarter gross profit increased to $93.7 million, or 9.7%, up from $85.4 million, in the third quarter 2009 and compared to $101.7 million, or 7.9% down from the fourth quarter of 2008; Gross profit for the year 2009 was $345.9, or 59.3% gross margin, compared to $385.4 million, or 61.7% gross margin in 2008.

Operating Income: Fourth quarter operating income increased to $11.0 million, or 6.9% operating margin, up from $4.8 million, or 3.3% in the third quarter of 2009 and compared to $15.8 million, or 9.7%, in the fourth quarter of 2008; Operating income for the year 2009 was $38.2 million, or 6.6% operating margin on an annual basis, up from $37.4, or 6.0% operating margin in 2008.

Net Income: Fourth quarter 2009 net income increased to $12.7 million, from $7.8 million in the third quarter 2008, and compared to $18.7 million in the fourth quarter 2008. Net income for the year 2009 increased to $42.8 million, up from $39.1 million in 2008.

Earnings Per Fully Diluted Share; Earnings per fully diluted share in the fourth quarter were
$0.20, compared to $0.12 per share, for the third quarter of 2009 and $0.31 in the fourth quarter 2008. Earnings per share on a fully diluted basis, for the year 2009 increased to $0.68 from $0.64 in 2008.

Operating Cash Flow and Cash Balance:
Fourth quarter 2009 operating cash flow was $29.4 million. 2009 operating cash flow was $119.7 million. Total cash and equivalents as of December 31, 2009 were $548.5 million, with no debt.

Guidance for Fiscal Year and First Quarter 2010
The Company introduces for the first time guidance for fiscal year 2010 and first quarter 2010. Non-GAAP revenue for the full year is expected to be between $652 and $670 million, and non-GAAP EPS guidance, on a fully diluted basis, is expected to be in the range of $1.66-$1.74. Non-GAAP revenue for the first quarter 2010 is expected to be between $153 and $160 million, and non-GAAP EPS, on a fully diluted basis, is expected to be in the range of $0.35 – $0.39.

Conference Call
NICE management will host a teleconference, today, February 17, 2010 at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the call: United States +1-888-407-2553 or +1-888-668-9141, International +972-3-9180610, Israel 03-9180610. This call will be webcast live on http://www.nice.com at http://www.nice.com/investor_relations/calendar.php. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States  +1-888-326-9310, International +972-3-9255925, Israel 03-9255925.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share based compensation expenses, settlement and related expenses, other than temporary impairment on marketable securities as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications.  NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies.  More information is available at http://www.nice.com/.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2009	2008	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$91,568	$78,274	$351,680	$281,783
Services	71,520	80,547	272,482	301,332
Total revenue	163,088	158,821	624,162	583,115

Cost of revenue
Product	25,430	24,707	95,861	88,030
Services	35,945	40,428	142,885	149,175
Total cost of revenue	61,375	65,135	238,746	237,205

Gross profit	101,713	93,686	385,416	345,910

Operating Expenses:
Research and development, net	20,749	21,917	78,445	77,382
Selling and marketing	37,195	38,532	147,879	141,526
General and administrative	24,277	17,541	97,378	72,791
Amortization of acquired intangible assets	3,672	4,683	14,493	16,012
Settlement and related expenses	-	-	9,870	-
Total operating expenses	85,893	82,673	348,065	307,711

Operating income	15,820	11,013	37,351	38,199

Financial income, net	5,152	1,472	11,289	7,712
Other expenses, net	(21)	(15)	(53)	(115)

Income before taxes on income	20,951	12,470	48,587	45,796
Taxes (tax benefit) on income	2,211	(279)	9,480	3,040

Net income	$18,740	$12,749	$39,107	$42,756

Basic earnings per share	$0.31	$0.21	$0.65	$0.70

Diluted earnings per share	$0.31	$0.20	$0.64	$0.68

Weighted average number of shares outstanding used to compute:

Basic earnings per share	60,518	61,909	60,088	61,395
Diluted earnings per share	61,209	63,397	61,268	62,490

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter Ended December 31,		Year to Date December 31,
	2008	2009	2008	2009
GAAP revenues	$163,088	$158,821	$624,162	$583,115
Valuation adjustment on acquired deferred product revenue	-	1,114	1,945	1,594
Valuation adjustment on acquired deferred service revenue	253	2,892	2,267	3,867
Non-GAAP revenues	$163,341	$162,827	$628,374	$588,576

GAAP cost of revenue	$61,375	$65,135	$238,746	$237,205
Amortization of acquired intangible assets on cost of product	(4,080)	(5,128)	(16,541)	(17,557)
Valuation adjustment on acquired deferred cost of services	-	323	-	323
Cost of product revenue adjustment (1,2)	(84)	(107)	(359)	(346)
Cost of services revenue adjustment (1,2)	(633)	(345)	(2,851)	(2,187)
Non-GAAP cost of revenue	$56,578	$59,878	$218,995	$217,438

GAAP gross profit	$101,713	$93,686	$385,416	$345,910
Gross profit adjustments	5,050	9,263	23,963	25,228
Non-GAAP gross profit	$106,763	$102,949	$409,379	$371,138

GAAP operating expenses	$85,893	$82,673	$348,065	$307,711
Research and development (1,2,3)	(1,129)	(1,530)	(5,871)	(5,391)
Sales and marketing (1,2)	(1,606)	(1,588)	(6,804)	(6,560)
General and administrative (1,2,3)	(2,785)	(2,650)	(11,021)	(8,163)
Amortization of acquired intangible assets	(3,672)	(4,683)	(14,493)	(16,012)
Acquisition related expenses	-	-	-	(4,069)
Settlement and related expenses	-	-	(9,870)	-
Non-GAAP operating expenses	$76,701	$72,222	$300,006	$267,516

GAAP finance & other income (expense)	$5,131	$1,457	$11,236	$7,597
Other than temporary impairment on marketable securities	-	-	4,512	-
Re-organization expenses	-	-	-	52
Non-GAAP finance & other income (expense)	$5,131	$1,457	$15,748	$7,649

GAAP taxes (tax benefit) on Income	$2,211	$(279)	$9,480	$3,040
Tax adjustments re non-gaap adjustments	2,412	3,830	12,442	12,201
Non-GAAP taxes	$4,623	$3,551	$21,922	$15,241

GAAP net income	$18,740	$12,749	$39,107	$42,756
Valuation adjustment on acquired deferred revenue	253	4,006	4,212	5,461
Valuation adjustment on acquired deferred cost of sales	-	(323)	-	(323)
Amortization of acquired intangible assets	7,752	9,811	31,034	33,569
Acquisition related compensation expense (3)	305	922	1,589	2,249
Share-based compensation (1)	5,932	5,298	25,317	18,237
Re-organization expenses (2)	-	-	-	2,213
Acquisition related expenses	-	-	-	4,069
Settlement and related expenses	-	-	9,870	-
Other than temporary impairment on marketable securities	-	-	4,512	-
Tax adjustments re non-gaap adjustments	(2,412)	(3,830)	(12,442)	(12,201)
Non-GAAP net income	$30,570	$28,633	$103,199	$96,030

GAAP diluted earnings per share	$0.31	$0.20	$0.64	$0.68

Non-GAAP diluted earnings per share	$0.50	$0.45	$1.67	$1.54

Shares used in computing US GAAP diluted earnings per share (in thousands)	61,209	63,397	61,268	62,490

Shares used in computing Non-GAAP diluted earnings per share (in thousands)	61,426	63,715	61,699	62,550

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter Ended December 31,		Year to Date December 31,
		2008	2009	2008	2009
	Cost of product revenue	$(84)	$(107)	$(359)	$(345)
	Cost of service revenue	(633)	(345)	(2,851)	(1,867)
	Research and development	(961)	(884)	(5,000)	(2,980)
	Sales and marketing	(1,606)	(1,588)	(6,804)	(5,759)
	General and administrative	(2,648)	(2,374)	(10,303)	(7,286)
		$(5,932)	$(5,298)	$(25,317)	$(18,237)

(2)	Re-organization expenses
		Quarter Ended December 31,		Year to Date December 31,
		2008	2009	2008	2009
	Cost of product revenue	$-	$-	$-	$(1)
	Cost of service revenue	-	-	-	(320)
	Research and development	-	-	-	(991)
	Sales and marketing	-	-	-	(801)
	General and administrative	-	-	-	(48)
	Other expense	-	-	-	(52)
		$-	$-	$-	$(2,213)

(3)	Acquisition related compensation expense
		Quarter Ended December 31,		Year to Date December 31,
		2008	2009	2008	2009
	Research and development	$(168)	$(646)	$(871)	$(1,420)
	General and administrative	(137)	(276)	(718)	(829)
		$(305)	$(922)	$(1,589)	$(2,249)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2008	2009
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,376	$214,811
Short-term investments	186,072	108,850
Trade receivables	104,115	102,147
Other receivables and prepaid expenses	21,378	23,887
Inventories	13,235	14,445
Deferred tax assets	8,400	8,181

Total current assets	477,576	472,321

LONG-TERM ASSETS:
Marketable securities	170,923	224,828
Other long-term assets	17,949	23,726
Deferred tax assets	2,267	5,588
Property and equipment, net	23,394	22,052
Other intangible assets, net	145,402	156,664
Goodwill	445,504	494,498

Total long-term assets	805,439	927,356

TOTAL ASSETS	$1,283,015	$1,399,677

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,060	$26,342
Accrued expenses and other liabilities	237,005	261,519

Total current liabilities	260,065	287,861

LONG-TERM LIABILITIES:
Deferred tax liabilities	31,954	25,899
Other long-term liabilities	20,174	23,163

Total long-term liabilities	52,128	49,062

SHAREHOLDERS' EQUITY	970,822	1,062,754

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,283,015	$1,399,677

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2009	2008	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$18,740	$12,749	$39,107	$42,756
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	11,116	13,441	42,740	47,217
Stock based compensation	5,938	5,298	25,321	18,237
Excess tax shortfall (benefit) from share-based payment arrangements	116	(337)	(638)	(968)
Accrued severance pay, net	282	(186)	1,506	(1,534)
Amortization of discount (premium) and accrued interest on marketable securities	122	262	1,504	1,656
Loss (gain) on marketable securities sold, called or impaired	42	-	4,924	(823)
Deferred taxes, net	(1,936)	111	(5,554)	(6,984)
Decrease (increase) in trade receivables	77	(8,190)	(232)	8,898
Decrease (increase) in other receivables and prepaid expenses	714	5,330	(1,450)	54
Decrease (increase) in inventories	(456)	(3,815)	300	(2,266)
Increase in trade payables	2,054	9,868	189	1,536
Increase (decrease) in accrued expenses and other liabilities	5,471	(5,509)	28,352	11,455
Other	(306)	341	(359)	453

Net cash provided by operating activities	41,974	29,363	135,710	119,687

Cash flows from investing activities:

Purchase of property and equipment	(3,798)	(2,835)	(15,454)	(8,851)
Proceeds from sale of property and equipment	1	34	20	70
Investment in marketable securities	(83,271)	(73,980)	(231,057)	(197,499)
Proceeds from maturity, call and sale of marketable securities	68,290	48,150	176,551	197,790
Investment in short-term bank deposits	(20,408)	-	(64,448)	(110,021)
Proceeds from short-term bank deposits	21	65,008	39,095	134,473
Capitalization of software development costs	(127)	(372)	(1,278)	(1,315)
Purchase of intangible assets	(31)	-	(3,533)	(1,000)
Payments for acquisitions	(5)	(23)	(21,679)	(84,926)
Received upon the realization of investment in an affiliate	-	-	964	-

Net cash provided by (used in) investing activities	(39,328)	35,982	(120,819)	(71,279)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	1,266	4,398	15,282	19,948
Excess tax benefit (shortfall) from share-based payment arrangements	(116)	337	638	968

Net cash provided by financing activities	1,150	4,735	15,920	20,916

Effect of exchange rate changes on cash	(1,105)	46	(3,054)	1,111

Increase in cash and cash equivalents	2,691	70,126	27,757	70,435
Cash and cash equivalents at beginning of period	141,685	144,685	116,619	144,376

Cash and cash equivalents at end of period	$144,376	$214,811	$144,376	$214,811

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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